Exhibit 99.1

Anghami Reports 18.3% Subscriber Growth and Strategic Milestones Following OSN+ Transaction

Abu Dhabi, UAE - September 4, 2024 - Anghami (NASDAQ: ANGH), the leading multi-media streaming platform in the MENA region, announced a 18.3% growth in its video streaming subscriber base and significant strategic developments following its recent transaction with OSN+.

Substantial Subscriber Growth and Premium Adoption

Since the transaction, Anghami’s video streaming user base grew by 18.3% as of the end of July 2024, with the recent premiere of “House of the Dragons” Season 2 serving as a key catalyst. Notably, 47% of new subscribers have opted for the newly launched Premium 4K plan, signaling strong demand for high-quality content in the MENA market.

Elie Habib, CEO of Anghami, commented, “The Anghami-OSN+ transaction has exceeded our expectations, not only in terms of subscriber growth but also in enhancing our ability to deliver premium entertainment across both music and video. Our strategic moves post-merger are already driving success”.

Strategic Initiatives Driving Growth

Anghami’s video streaming growth strategy includes several key initiatives:

●	Partnerships: Cross-selling initiatives have expanded reach through targeted marketing activations. These include offering free OSN+ trials to Anghami users, yielding conversion rates exceeding 30%. A strategic partnership with Noon, a leading e-commerce platform in UAE and KSA, offers OSN+ benefits to Noon One customers as part of a major marketing campaign. Additionally, a collaboration with Mobily KSA bundles Anghami Plus and OSN+ in their Postpaid XStream packages, supported by extensive out-of-home and online advertising.

●	Content Expansion: An exclusive multi-year agreement with Warner Bros. Discovery enriches OSN+ with premier Max Originals and Warner Bros films. September’s lineup includes “The Penguin” starring Colin Farrell as the much-awaited Batman supervillain, a new season of “FROM”, the fourth installment of “My Brilliant Friend”, and the critically acclaimed “Wonka” movie. Upcoming releases feature “Dune: Prophecy” movie, “Dune: Part 2” series, “Godzilla x Kong: The New Empire” movie & more to be announced.

●	AI-Powered Personalization: OSN+ has implemented sophisticated artificial intelligence algorithms to tailor content recommendations. This advanced system not only suggests shows and movies aligned with each user’s unique tastes but also intelligently curates the offerings, removing suggestions that fail to pique interest. Consequently, this dynamic approach has led to an increase in content diversity consumption.

Anghami remains committed to innovation and growth, aiming to further solidify its position as the premier entertainment streaming platform in the MENA region.

About Anghami Inc.

Anghami (NASDAQ: ANGH) is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services and more. Since its launch in 2012, Anghami has led the way as the first music streaming platform to digitize MENA’s music catalog, reshaping the region’s entertainment landscape. In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. With a user base exceeding 120 million registered users and 2.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com.

For more information, please contact:

Cham Alatrach

cham.alatrach@ipn.ae

+971 58 596 7729

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